August 24, 2020

FILED VIA EDGAR AS CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copley Fund, Inc. Response to Staff’s Comments Regarding Preliminary Proxy Statement (File Nos.: 2-60951 and 811-02815)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the Copley Fund, Inc. (the “Fund”). Mr. Ryan Sutcliffe of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments on August 20, 2020 regarding the Fund’s Preliminary Proxy Statement (the “Preliminary Proxy”) filed on August 12, 2020 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, on behalf of the Fund. A revised draft of the Preliminary Proxy is enclosed herewith (the “Revised Proxy”). Set forth below is a summary of the Staff’s comments on August 20, 2020 and the Fund’s response to each:

1.	Please confirm that all blank placeholders in the Preliminary Proxy will be filled in at the time the definitive Proxy Statement (the “Definitive Proxy”) is filed.

RESPONSE: The Fund confirms that all placeholders in the Preliminary Proxy will be filed in in the Definitive Proxy.

2.	Given that an assignment of the Fund’s investment advisory contract occurred, and the investment advisory contract is now subject to shareholder vote, the Staff believes it is material to include a discussion in the Definitive Proxy of the following actions taken by the Fund, as detailed in the Fund’s letter to Laura Hamilton of the Staff, dated June 30, 2020 (the “June 30 Letter”): (a) the Fund’s reprocessing of redemptions that occurred during the period when the Fund’s net asset value (“NAV”) understatement was greater than 0.50% (i.e., February 26, 2019 through June 16, 2020) and the payout of additional proceed owed to shareholders, subject to a $25 de minimis threshold; (b) the Adviser’s reimbursement of the Fund for the losses sustained to the Fund on subscriptions during the period where the NAV understatement was greater than 0.50% and shareholders received too many shares, subject to a $25 de minimis threshold; and (c) the Fund’s notification of reporting agencies, such as Bloomberg and Morningstar, of revised NAVs for performance reporting purposes.

RESPONSE: The Fund confirms that the following discussion of the items referenced above from the June 30 Letter has been included on pages 2-3 of the Revised Proxy:

“As a result of CFSC’s reimbursing the Fund the advisory fee it received during the period following Mr. Levine’s death until it was determined that the fee should be repaid to the Fund by CFSC, the Fund has recalculated the net asset value (“NAV”) of the Fund during such time period as if the Fund had not paid CFSC the advisory fee. During the time period when the Fund’s prior NAV was understated by greater than 0.50% (i.e., February 26, 2019 through June 16, 2020), the Fund has reprocessed all applicable redemptions and paid out the additional proceeds owed to shareholders, subject to a $25 de minimis threshold. Shareholders who purchased shares of the Fund during the same time period (when the NAV was understated by greater than 0.50%) received too many shares, so the Adviser has reimbursed the Fund for the losses sustained to the Fund on subscriptions where shareholders received too many shares, subject to a $25 de minimis threshold. The Fund has also notified reporting agencies, such as Bloomberg and Morningstar, of the Fund’s revised NAVs for performance reporting purposes.”

3.	The Staff notes that the Preliminary Proxy references the possibility that the contemplated shareholder meeting could take place virtually. As you are likely aware, the Commission has recently issued guidance on virtual and hybrid meetings. In light of this guidance, please confirm that the Fund has reviewed applicable state law as well as the Fund’s governing documents and has determined that a virtual meeting is permissible.

RESPONSE: The Fund confirms that it has reviewed applicable state law and the Fund’s governing documents and has determined that a virtual meeting, if utilized, would be permissible thereunder.

4.	You may wish to include in the Definitive Proxy instructions to beneficial owners as to how they can vote by providing any specific instructions and/or requirements regarding any documentation that must be provided, who it must be provided to, and any deadlines to provide documentation that would allow beneficial owners to vote at the shareholder meeting.

RESPONSE: The Fund has considered this comment and, after review, has determined that the disclosure included in the Revised Proxy with regards to voting instructions is adequate.

5.	On page C-4 of the Preliminary Proxy, in the response to the last question on that page, please clarify whether, if the Advisory Agreement and Sub-Advisory Agreement are approved, Dr. Choprha will be serving as Portfolio Manager in his capacity as an employee of the Sub-Advisor rather than as Vice President of the Advisor as he currently stands.

RESPONSE: The Fund has revised the response on page C-4 of the Revised Proxy to read as follows (additional language underlined): “No changes in management are expected. Dr. Chopra has served as Portfolio Manager of the Fund since April 1, 2019. Upon the approval of the Advisory Agreement and Sub-Advisory Agreement, it is expected that Dr. Chopra will continue to serve as Portfolio Manager of the Fund, albeit in his capacity as an employee of the Sub-Adviser rather than as Vice President of the Adviser as he currently stands.”

6.	In footnote 2 on Page 2 of the Preliminary Proxy, regarding the disclosure related to Section 15(f) of the Investment Company Act, please delete the language that states “While no such transaction is currently contemplated”.

RESPONSE: The referenced language has been deleted in the Revised Proxy.

7.	Please complete Footnote 4 on Page 14 of the Preliminary Proxy.

RESPONSE: The Fund confirms that Footnote 4 on Page 14 has been revised to read as follows: “The final liquidation and dissolution date of the Fund’s operating division was December 31, 2019.”

8.	Please clarify whether the $30,000 cap on reductions in the sub-advisory fee, referenced on Page 15 of the Preliminary Proxy, is correct and explain the relation of this fee waiver to the $60,000 advisory fee waiver referenced elsewhere in the Preliminary Proxy.

RESPONSE: The Fund confirms that the reference to a $30,000 annual waiver of the sub-advisory fee is correct. This is separate from and unrelated to the advisory fee waiver of $60,000. The advisory fee is calculated according to the fee schedule specified in the investment advisory agreement, then $60,000 is subtracted which constitutes the advisory fee. In calculating the sub-advisory fee, the Adviser may deduct certain expenses paid by the Adviser from the advisory fee upon which the sub-advisory fee is calculated, up to a maximum of $30,000 annually. To clarify, the paragraph entitled “Fee” on page 15 has been revised in the Revised Proxy to read as follows.

“Fee. Under the Sub-Advisory Agreement, the Sub-Adviser will receive a fee from the Adviser (not the Fund) which is equal to a 75% of the advisory fee received by the Adviser under the Advisory Agreement, provided, however, that in calculating the fee to be paid to the Sub-Advisor, the Adviser may first deduct from the fees it received from the Fund certain expenses paid by the Adviser that include the following: administration, director’s fees, legal and accounting fees and similar fees and expenses, subject to an annual cap of $30,000.”

9.	Please correct references on Pages 27 and 28 of the Preliminary Proxy to Gemini Fund Services, LLC in light of that firm’s recent change in name.

RESPONSE: The Fund confirms that references to Gemini Fund Services, LLC have been revised throughout the Revised Proxy to refer to Ultimus Fund Solutions, LLC

Thank you for your comments. Please contact me at (212) 935-3131 if you have any additional questions or comments.

Very truly yours,

/s/ David I. Faust
David I. Faust

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